July 13, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jacqueline Kaufman

Re: F45 Training Holdings Inc. Registration Statement on Form S-1 (File No. 333-257193)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of F45 Training Holdings Inc. that the effectiveness of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on Wednesday, July 14, 2021, or at such later time as the Company or its outside counsel, Gibson, Dunn & Crutcher LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we and the other underwriters have distributed approximately 2,060 copies of the Company’s preliminary prospectus, dated July 7, 2021 (the Preliminary Prospectus”), between July 7, 2021 and the date hereof to prospective underwriters, dealers, institutional investors and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC
J.P. MORGAN SECURITIES LLC
As representatives of the several underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Lindsay Drucker Mann

Name:	Lindsay Drucker Mann
Title:	Managing Director, Goldman Sachs, Investment Banking Division

J.P. MORGAN SECURITIES LLC

By:	/s/ Jacyln Berkley

Name:	Jacyln Berkley
Title:	Executive Director

[Signature Page to Underwriters’ Acceleration Request]